 Filed by Bristol-Myers Squibb Company
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Form S-4 File No.: 333-229464
Subject Company: Celgene Corporation
SEC File No.: 001-34912
Explanatory Note: The following slides were used by Bristol-Myers Squibb Company at an investor presentation on February 20, 2019.

Bristol-Myers Squibb

Creating a Global BioPharma Leader

INVESTOR PRESENTATION

FEBRUARY 2019

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between Bristol-Myers Squibb Company ("Bristol-Myers Squibb") and Celgene Corporation ("Celgene"), on February 1, 2019, Bristol-Myers Squibb filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4, as amended on February 1, 2019 and February 20, 2019, which included a preliminary joint proxy statement of Bristol-Myers Squibb and Celgene that also constitutes a preliminary prospectus of Bristol-Myers Squibb. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to stockholders of Bristol-Myers Squibb and Celgene. INVESTORS AND SECURITY HOLDERS OF BRISTOL-MYERS SQUIBB AND CELGENE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Bristol-Myers Squibb or Celgene through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Bristol-Myers Squibb are available free of charge on Bristol-Myers Squibb's internet website at http://www.bms.com under the tab, "Investors" and under the heading "Financial Reporting" and subheading "SEC Filings" or by contacting Bristol-Myers Squibb's Investor Relations Department through https://www.bms.com/investors/investor-contacts.html. Copies of the documents filed with the SEC by Celgene are available free of charge on Celgene's internet website at http://www.celgene.com under the tab "Investors" and under the heading "Financial Information" and subheading "SEC Filings" or by contacting Celgene's Investor Relations Department at ir@celgene.com.

Certain Information Regarding Participants

Bristol-Myers Squibb, Celgene, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Bristol-Myers Squibb is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 13, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 22, 2018, and its Current Report on Form 8-K, which was filed with the SEC on August 28, 2018. Information about the directors and executive officers of Celgene is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 7, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018, and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2018, June 19, 2018 and November 2, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Bristol-Myers Squibb or Celgene as described above.

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "explore," "evaluate," "intend," "may," "might," "plan," "potential," "predict," "project," "seek," "should," or "will," or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Bristol-Myers Squibb's and Celgene's control. Statements in this communication regarding Bristol-Myers Squibb, Celgene and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Bristol-Myers Squibb's and Celgene's business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation, accretion to cash earnings per share, capital structure, debt repayment, and credit ratings following the closing of the proposed transaction, Bristol-Myers Squibb's ability and intent to conduct a share repurchase program and declare future dividend payments, the combined company's pipeline, intellectual property protection and R&D spend, the timing and probability of a payment pursuant to the contingent value right consideration, and the closing date for the proposed transaction, are based on management's estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Bristol-Myers Squibb's and Celgene's control. These factors include, among other things, effects of the continuing implementation of governmental laws and regulations related to Medicare, Medicaid, Medicaid managed care organizations and entities under the Public Health Service 340B program, pharmaceutical rebates and reimbursement, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. These factors also include the combined company's ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company's ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company's ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company's products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the U.S. FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; and general economic and market conditions. Additional information concerning these risks, uncertainties and assumptions can be found in Bristol-Myers Squibb's and Celgene's respective filings with the SEC, including the risk factors discussed in Bristol-Myers Squibb's and Celgene's most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC. It should also be noted that projected financial information for the combined businesses of Bristol-Myers Squibb and Celgene is based on management's estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Bristol-Myers Squibb or Celgene. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Bristol-Myers Squibb is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Bristol-Myers Squibb is unable to promptly and effectively integrate Celgene's businesses; management's time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company decline following the proposed acquisition; legal proceedings are instituted against Bristol-Myers Squibb, Celgene or the combined company; Bristol-Myers Squibb, Celgene or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Bristol-Myers Squibb and Celgene or on Bristol-Myers Squibb's and Celgene's operating results. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Bristol-Myers Squibb or Celgene. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Bristol-Myers Squibb or Celgene, Bristol-Myers Squibb's ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on Bristol-Myers Squibb's and Celgene's forward-looking statements. These forward-looking statements are and will be based upon management's then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. You also should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. Investors also should realize that if underlying assumptions prove inaccurate or if unknown risks or uncertainties materialize, actual results could vary materially from Bristol-Myers Squibb's or Celgene's projections. Except as otherwise required by law, neither Bristol-Myers Squibb nor Celgene is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements included in this communication or elsewhere, whether written or oral, that may be made from time to time relating to any of the matters discussed in this communication, whether as a result of new information, future events or otherwise, as of any future date.

This presentation also contains certain non-GAAP financial measures, adjusted to include certain costs, expenses, gains and losses and other specified items. Reconciliations of these non-GAAP financial measures to the most comparable GAAP measures are available on the company's website at www.bms.com. A reconciliation of pro forma measures, however, is not provided due to no reasonably accessible or reliable comparable GAAP measures for certain pro forma measures and the inherent difficulty in forecasting and quantifying certain pro forma measures that are necessary for such reconciliation.

Strategic Overview



BMS has followed consistent and successful strategy for over 10 years:

- Combine the strength and expertise of traditional pharma with agility and innovation of biotech
- Focus on developing transformational medicines in areas of high unmet medical need
- Underpinned by leading science and innovative research

Our Strategic Foundation

Best of BIOTECH

Best of PHARMA

Diversified Specialty BioPharma

Focused and **Integrated**

I N N O V A T I O N

The best **PEOPLE** helping patients in their fight against serious disease

Our Strategy Has Delivered

ACTING FOR LONG-TERM SUCCESS

BIOPHARMA STRATEGY
Belief in innovation

EXITING PRIMARY CARE
Focusing on high-value opportunities

STRING OF PEARLS
Externally-sourced assets

10-Year EPS CAGR: **8%**



$1.85
$3.98
2009
2018

10-Year Total Stock Return**



123%
232%
Pharma Index*
BMY

Continued Dividend Commitment:

- 10 Consecutive Annual Dividend Increases

Opportunistic Share Repurchases:

- $7.6B repurchased since 2010
- $5B ASR planned post close of Celgene acquisition

*DRG NYSE Arca Pharmaceutical Index **Includes Dividends; Period from 2/14/2009 thru 2/14/2019

Strong Commercial Execution Across Key Brands: 9% FY Revenue Growth in 2018

Brand	FY 2018 Revenue	Growth
OPDIVO (nivolumab)	$6.7B	↑ 36%
Eliquis (apixaban) tablets	$6.4B	↑ 32%
ORENCIA (abatacept) Injection for Intravenous Use Injection for Subcutaneous Use	$2.7B	↑ 9%
SPRYCEL dasatinib	$2.0B	–
YERVOY (ipilimumab)	$1.3B	↑ 7%
Empliciti (elotuzumab)	$0.2B	↑ 7%

Strong Performance for BMS Immuno-Oncology Business with Continued Growth Opportunities

Strong Commercial Execution

$8.1B 2018 Revenue



$1.3
$2.1
$4.8
$6.2
$8.1
2014
2015
2016
2017
2018

>400 Global approvals for Opdivo

17 U.S. Indications in 4 years post launch

Advancing the Science in Immuno-oncology

20+ Near Term Data Readouts

15+ New IO Compounds in Development



>350 Clinical Trials with BMS IO Agents

>50 Tumors with Ongoing Trials

Leading Cardiovascular Medicine with Significant Growth Potential

Eliquis™
apixaban

2018:

$6.4B Revenue

32% Growth

Best-in-class efficacy and safety profile in Atrial-Fibrillation & VTE prevention

Leading oral anti-coagulant in the US

Leading global CV franchise

Strong growth outlook as leading medicine in growing class

Granger CB, et al. Apixaban versus Wafarin in Patients with Atrial Fibrillation. *NEJM.* 2011 DOI: 10.1056/NEJMoa1107039

Celgene – Highly Complementary to BMS

- Premier commercial hematology business with industry-leading pipeline for sustained leadership
- Commercial strength in dermatology with leading oral brand
- Attractive late-stage & early-stage pipeline
- Differentiated cell therapy platform
- Leading capability in protein homeostasis

Celgene Acquisition Fits Naturally Within BMS Strategy

Continued focus in core disease areas of high unmet medical need

Creates new company with increased scale while maintaining focus and agility

Builds on legacy of proactively executing for long-term success

Celgene Pipeline – A bundled "String of Pearls"

Creating a Leading Focused Biopharma Company

LEADING FRANCHISES

#1 ONCOLOGY: IO / SOLID TUMORS & HEMATOLOGY
Led by Opdivo and Yervoy as well as Revlimid and Pomalyst

Top 5 IMMUNOLOGY & INFLAMMATION
Led by Orencia and Otezla

#1 CARDIOVASCULAR
Led by Eliquis

DEEP AND BROAD LATE-STAGE PIPELINE

10 PHASE III ASSETS

6 NEAR-TERM POTENTIAL NEW PRODUCT LAUNCHES

20+ LIFE CYCLE MANAGEMENT OPPORTUNITIES IN IO

ROBUST EARLY-STAGE PIPELINE

(PHASE I / II ASSETS)

21 ONCOLOGY: IO / Solid Tumors

10 ONCOLOGY: Hematology

9 CARDIOVASCULAR/ FIBROSIS

10 IMMUNOLOGY & INFLAMMATION

Underpinned by cutting edge technologies and discovery platforms

CHEMISTRY | BIOLOGICS | CELL THERAPY

With access to additional modality platforms through strong external partnerships

PATIENT-CENTRIC INNOVATION

Celgene Acquisition Financial Framework

Value — High quality pipeline at attractive price

Balance Sheet — Substantial cashflows reduce debt & improve credit profile in the next 2-3 years

Combined Company P&L — Expected to grow every year through 2025

STRENGTHENED POSITION IN 2025 AND BEYOND

Celgene Pipeline Provides Significant Opportunity for Value Creation

Marketed Products

~$55B

VALUE

Synergies

>$20B

VALUE

Pipeline

Substantial value above implied cost

Valuation analysis disclosed in Form S-4 filed on February 1, 2019

Combined Company Projection:
Continued Growth and Financial Strength

PRO FORMA REVENUE*



Revenue, $B
$60
$50
$40
$30
$20
$10
$0
2019E
2022E
2025E

PRO FORMA NET INCOME (non-GAAP)*



Net Income, $B
$25
$20
$15
$10
$5
$0
2019E
2022E
2025E

*Pro Forma Revenue and Net Income are pro forma for the transaction and for 2019 are based on full year contribution for purposes of comparison. Net Income is presented on a Non-GAAP basis. These figures are based on numerous assumptions and estimates, including information provided to the Company by Celgene, as adjusted by the Company. The figures were not prepared with a view toward public disclosure, and the inclusion of the figures should not be regarded as an indication that any of the Company, Celgene or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. None of the Company, Celgene or their respective affiliates assumes any responsibility for the accuracy of this information. The non-GAAP measures are not meant to be considered in isolation or as an alternative to the corresponding measures and should be read only in conjunction with our reported results prepared in accordance with GAAP. In addition, the non-GAAP measures may not be the same as or comparable to similar non-GAAP measures presented by other companies due to possible differences in method and in the items being adjusted.

Combined Company Projection:
Continued Growth and Financial Strength

PRO FORMA CASH FLOW*

FCF, in $B



$20
$15
$10
$5
$0
2020E
2023E

PRO FORMA CREDIT PROFILE*

Debt/EBITDA



<2.5x
<1.5x
2020E
2023E

*Cash flow from operations less CAPEX. Pro Forma Cashflow and Debt/EBITDA are pro forma for the transaction. All figures are presented on a Non-GAAP basis. These figures are based on numerous assumptions and estimates, including information provided to the Company by Celgene, as adjusted by the Company. The figures were not prepared with a view toward public disclosure, and the inclusion of the figures should not be regarded as an indication that any of the Company, Celgene or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. None of the Company, Celgene or their respective affiliates assumes any responsibility for the accuracy of this information. The non-GAAP measures are not meant to be considered in isolation or as an alternative to the corresponding measures and should be read only in conjunction with our reported results prepared in accordance with GAAP. In addition, the non-GAAP measures may not be the same as or comparable to similar non-GAAP measures presented by other companies due to possible differences in method and in the items being adjusted.

Key Financial Assumptions

- Revlimid revenue modeled more conservatively relative to consensus
- Pipeline contribution from each company is risk-adjusted
- Stock-based compensation included in non-GAAP financials

*Combined company information is based on numerous assumptions and estimates, including information provided to the Company by Celgene Corporation, as adjusted by the Company.

Revlimid IP Considerations

- Key focus of due diligence
- We believe bookend scenarios are unlikely
- Multiple outcomes based on litigation, IPR, settlement processes
- Our model is more conservative than consensus
- Significant cash flow enabling de-leveraging while delivering returns to shareholders

On February 11, 2019, the USPTO declined requests by Dr. Reddy's Laboratories to institute inter partes reviews of Celgene's Revlimid MDS patents

Financial Summary – A Compelling Transaction

Transaction Creates Value	• Conservative view on Revlimid revenue compared to consensus • Pipeline provides significant opportunity for value creation
Continued P&L Growth	• Revenue and earnings growth through 2025 • Strengthened portfolio for post 2025+ period
Strong Balance Sheet	• $45B+ free cashflow in first three years • Modeled continued dividend growth

Combined Company: Future Growth Drivers

PRO FORMA REVENUE*



Revenue, $B
$60
$50
$40
$30
$20
$10
$0
2019E
2022E
2025E

- Eliquis growth in Atrial Fibrillation & VTE
- 20+ potential new indications for Opdivo/Yervoy including in adjuvant
- 6 potential launches in next two years
- 50 Ph 1/2 Assets to deliver next set of potential medicines

*Pro Forma Revenue and Net Income are pro forma for the transaction and for 2019 are based on full year contribution for purposes of comparison. Net Income is presented on a Non-GAAP basis. These figures are based on numerous assumptions and estimates, including information provided to the Company by Celgene, as adjusted by the Company. The figures were not prepared with a view toward public disclosure, and the inclusion of the figures should not be regarded as an indication that any of the Company, Celgene or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. None of the Company, Celgene or their respective affiliates assumes any responsibility for the accuracy of this information. The non-GAAP measures are not meant to be considered in isolation or as an alternative to the corresponding measures and should be read only in conjunction with our reported results prepared in accordance with GAAP. In addition, the non-GAAP measures may not be the same as or comparable to similar non-GAAP measures presented by other companies due to possible differences in method and in the items being adjusted.

Significant Long-term Growth Opportunities for Existing BMS Immuno-Oncology Franchise

1L NSCLC

Trial	Expected Timing
CM-227 (Part 1a)	1H 2019
CM-227 (Part 2)	Mid 2019
CM-9LA	2020

Adjuvant

Tumor/ Trial	Expected Timing*
Melanoma CM-915	2020
Bladder CM-274	2020
Esophageal CM-577	2020
Renal CM-914	2022
Lung CM-816	2023

Other Tumors

Tumor/ Trial	Expected Timing*
HCC CM-459	1H 2019
GBM CM-548	2H 2019
CM-498	2H 2019
Gastric CM-649	1H 2020
Head & Neck CM-651	1H 2020
CM-714	2H 2019

Tumor/ Trial	Expected Timing*
Bladder CM-901	1H 2020
Esophageal CM-648	1H 2020
Mesothelioma CM-743	2H 2019
RCC CM-9ER	2H 2019

*Per clinicaltrials.gov

Significant Long-term Growth Opportunities Additional to Immuno-Oncology and Eliquis

Opportunity to launch 6 new medicines in next 2 years with >$15B non-risk-adjusted revenue potential

luspatercept	**First- and Best-in-class** novel anemia drug
fedratinib	Potential to be the **first & only** medicine for patients that don't respond to, or are intolerant to Jakafi
liso-cel	**Best-in-class cell-therapy** for a form of non-Hodgkins (DLBCL)
bb2121	**First-in-class cell-therapy** for Multiple Myeloma
ozanimod	**Best-in-class selective S1P** in relapsing forms of MS and **First-in-Class** in Inflammatory Bowel Disease
TYK-2	**Best-in-class oral** medicine for psoriasis

- 50 Ph1/2 agents that will supply the next set of new medicines
- Expanded scientific platforms for developing future transformational treatments

Luspatercept

A First-in-Class EMA to Address Chronic Anemias

Erythroid Maturation Agent "EMA" – differentiated mechanism to EPO in treating chronic anemias

MDS

~80k mild/int Myelodysplastic Syndrome patients with anemia in US/EU

- 2L RS+ Post EPO setting - limited treatment options today:
  - Compelling efficacy for luspatercept
    - Number 1 Plenary Presentation at 2018 American Society of Hematology Meeting
  - Filing expected 1H 2019
- 1L study vs EPO in progress (COMMANDS)

Beta-Thalassemia

~15k patients US/EU

- Strong data in transfusion dependent Beta-thalassemia (ASH 2018)
  - Filing expected 1H 2019
- Non-transfusion-dependent beta-thal study underway (BEYOND)

Other Indications

- Ph2 Study in progress in Myelofibrosis
- Potential for other indications involving ineffective erythropoiesis

Luspatercept is being developed by Celgene in partnership with Acceleron Pharma

Fedratinib

Potential first and only medicine for patients resistant/refractory to Jakafi

Fedratinib:

selective JAK2 inhibitor targeting patients who relapsed from or are intolerant to Jakafi in Myelofibrosis

High unmet medical need in MF patients that fail or cannot tolerate Jakafi


~30%
~30%
~40%
First-Line ruxolitinib, well-controlled
First-Line ruxolitinib, not well-controlled (low dose / low platelets)
Ruxolitinib failures

EFFICACY (JAKARTA2 Trial)

55%

of patients achieved splenic volume reduction of **≥35%** compared to baseline at week 24

26%

of patients achieved total symptom score **≥50%** compared to baseline at week 24

NDA recently submitted to FDA

CAR T: A New Frontier in Cancer Therapeutics

Transformational modality with unprecedented efficacy


Cancer cell
Antigen
CAR
Costimulation domain
Hinge region
ScFv
Activating domain
T cell

KEY SUCCESS DRIVERS

- Clinical data demonstrates potential product differentiation
- Leverage BMS world-class access & reimbursement
- Clinical Profile, BMS access and Celgene hematology capability support ability to expand prescriber & patient pool
- Trials in process to move into earlier lines

Liso-cel

Potential Best-in-Class anti-CD19 CAR-T for B Cell Malignancies

Strong Efficacy & Potential Superior Safety Profile

EFFICACY
Response Rate at 6 months



Complete Response
PR
3%
46%
5%
36%
4%
29%
Liso-cel
YESCARTA™
KYMRIAH™

SAFETY
Cytokine Release Syndrome



Grade 1/2
Grade 3/4
Liso-cel
36%
1%
YESCARTA™
81%
13%
KYMRIAH™
51%
23%
Neurotoxicity
Liso-cel
10%
13%
YESCARTA™
56%
31%
KYMRIAH™
40%
18%

Safety profile has supported outpatient administration

U.S. submission expected 2H2019

Broad Clinical Development Plan to Advance into Earlier Lines and Additional Indications



PHASE I
PHASE II
PIVOTAL
DLBCL
TRANSCEND NHL 001 (Ph I 3L+ R/R)
TRANSCEND WORLD (Ph II 3L+ R/R EU and Japan; 2L R/R transplant ineligible)
TRANSFORM (Ph III 2L R/R transplant eligible)
PILOT (Ph II 2L R/R transplant ineligible)
TRANSCEND OUTREACH (Ph II 3L+ R/R community centers)
PLATFORM (Ph I/II 3L+ R/R combinations)
CLL
TRANSCEND CLL 004 (Ph I R/R CLL)
ALL
Ped ALL (Ph Ib/II pediatric R/R ALL and NHL)

Data presented to show potential profile of Liso-cel, which is subject to ongoing investigation, within context of other CAR T treatments. Because clinical trials are conducted under widely varying conditions, and CAR T toxicity grading scales differ across studies, adverse reaction rates and response rates observed in CAR T cell therapy clinical trials cannot be directly compared. *References*: Liso-cel: Efficacy and safety data cut-off May 4, 2018, ASCO 2018 (TRANSCEND NHL-001 Abramson et al); *Efficacy (n=37)*: DLBCL CORE cohort dose level 2 includes - NOS de novo and transformed from FL, ECOG 0-1, high-grade B-cell lymphoma. *Safety (n=102)*: DLBCL full cohort includes - NOS de novo and transformed from any indolent lymphoma, ECOG 0-2. YESCARTA™: *Efficacy (n=101)*: ZUMA-1, ASCO 2017, Neelapu et al. *Safety (n=108)*: YESCARTA Prescribing information. KYMRIAH™: *Efficacy (n=93)*: JULIET, Schuster et al. NEJM, January 2019. *Safety (n=111)*: KYMRIAH Prescribing information.

Bristol-Myers Squibb

bb2121

Anti-BCMA CAR-T with transformational efficacy in late line RRMM



Standard Treatment Regimens Across Multiple Myeloma (%)
Emerging bb2121 Profile
ORR 69%-82%
32%-40%
28%
15%-31%
ORR 59%-91%
17%-48%
28%-38%
4%-42%
ORR 29% - 59%
17%-29%
9%-28%
1%-14%
ORR 96%
36%
9%
50%
Newly Diagnosed
Early Lines
Late Lines
Late Lines
Complete Response
PR
VGPR
N= 22

Potential U.S. Approval 2H 2020



PHASE I
PHASE II
PIVOTAL
MULTIPLE MYELOMA
Phase II studies planned in front-line setting
In planning for 2019
Phase II study initiated in 2nd line setting
KarMMa™2 (MM-002)
Phase III study in 3rd line+ initiated
KarMMa™3 (MM-003)
Pivotal trial in late line fully accrued
KarMMa™ (MM-001)

bb2121 is being developed by Celgene in partnership with bluebird bio

Ozanimod

Selective S1P with potential to be Best-in-Class in relapsing form of MS and First-in-Class in Inflammatory Bowel Disease

Relapsed Multiple Sclerosis

- Potential to improve on safety profile of existing S1P therapy
- Oral, once-daily dosing
- *Re-filing expected in Q1; Potential approval in 2020*

Inflammatory Bowel Disease

- **Promising efficacy and remission rates in Ph 2 TOUCHSTONE study in UC**
- Ph 3 in Ulcerative Colitis (TRUENORTH) expected to complete enrollment by 1H 2019
- Ph3 in Crohn's Disease (YELLOWSTONE) initiated in 2018
- Potential to expand pre-biologic treatment in Inflammatory Bowel Disease (IBD)

TYK2

Best-in-Class Oral with Biologic-like Efficacy



% of patients who achieve PASI-75*
100%
75%
50%
25%
0%
69%
75%
29-33%
32-47%
66-76%
71-78%
67-87%
TYK2i 3mg BID
TYK2i 12mg QD
Apremilast
Etanercept
Ustekinumab
Adalimumab
Secukinumab
TYK2 Ph2 in Psoriasis
Other Products

Currently enrolling:

- **Two Ph3 trials in Psoriasis**
- Phase 2 in Crohn's Disease
- Phase 2 in Lupus

*75% improvement over baseline in Psoriasis Activity and Severity Index

Potential for Differentiated Profile:

- Selective inhibition of TYK2
- Biologic-like efficacy based on Ph2 results
- Safety differentiated from JAKs

Opportunities for post-integration synergy:

- Dermatology presence
- Expanded role for orals
- Acceleration into IBD

High Potential Agents and Pipeline Assets to Watch

Celgene

Bristol-Myers Squibb

JCARH125 (BCMA CAR T)

CAR-T focused on R/R MM
Estimated pivotal study in 2019

CC-92480 (CELMoD)

R/R Multiple Myeloma
Estimated pivotal study in 2019

CC-93269 (BCMA TCE)

R/R Multiple Myeloma
Estimated pivotal study in 2019

CC-90009 (CELMoD)

CelMod focused on AML
Estimated pivotal study in 2019

CC-90011 (LSD1 Inhibitor)

Phase I study for solid tumors

CC-90002 (CD47 Mab)

Phase I Study targeting NHL

CC-220 (CELMoD)

R/R Multiple Myeloma

LAG-3

Randomized Phase II/III in 1L Melanoma, LAG-3+Nivo vs Nivo

CTLA-4 (Probody and NF)

Phase I dose escalation work on Probody and dose expansion for non-fucosylated

FGF-21

Phase IIB dose ranging trials in F3 and F4 compensated cirrhotics (NASH)

Factor XIa

Phase II trial in secondary stroke prevention

CSF1R

Randomized Phase II study in 2L Pancreatic evaluating CSF1R+Nivo or CSF1R+Nivo+Chemo vs Chemo

NKTR-214

Randomized Phase III trial in 1L Melanoma (NKTR-214+Nivo vs Nivo) and 1L Renal (NKTR-214+Nivo vs Sutent)

CCR2/5

Phase I in combination with Nivo and Chemo (Pancreatic and CRC)

TYK-2

Phase III in Psoriasis and Phase II studies in Crohn's, Lupus and IBD

CD73

Phase I in combination with Nivo (Pancreatic and other solid tumors)

Combination Leverages Leading Science & Innovation Platforms



R&D Ecosystem
Epigenetics
Protein Homeostasis
Cell Therapies
Chemistry
Immunomodulatory Agents
Tumor Biology and Resistance
Biologics and Synthetic Biologics

Pipeline Summary

Near-term

- 6 near-term product launches with five coming from Celgene
- Leveraging BMS strength in commercial execution

Medium-term

- Increased number of Ph1/2 assets will provide next set of registrational medicines

Long-term

- Expanded set of scientific platforms and research capabilities for sustained R&D leadership

BMS in 2025: Positioned for Continued Leadership

Broad, Balanced & Earlier Life-Cycle Marketed Portfolio

Positioned for Evolving Access & Reimbursement Landscape

Maturing Ph I/II Pipeline Delivering Next Set of Registrational Assets

Financial Strength for Continued Investment in Innovation

Underpinned by cutting edge technologies and discovery platforms

CHEMISTRY | BIOLOGICS | CELL THERAPY

With access to additional modality platforms through strong external partnerships

PATIENT-CENTRIC INNOVATION

The Right Deal at the Right Time

Celgene NTM P/E Declined Overtime

January 1, 2017 to January 2, 2019



20.0x
17.1x
15.0x
10.0x
5.0x
Celgene NTM P/E (1)
Implied P/E based on 1/2/2019 Offer Price
9.9x
6.7x
Jan-17
Apr-17
Jul-17
Oct-17
Jan-18
Apr-18
Jul-18
Oct-18
Jan-19

Celgene Stock Closing Tracked Biotech Index Since Labor Day

September 3, 2018 to February 8, 2019



$130
$100
$94
$90
$50
Celgene Stock Price
XBI Biotech Index
XBI Index +15% 2019TD
As of 1/2/19: $67
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19

BMS / Celgene Natural Exchange Ratio at Two-Year Lows (2)

January 1, 2017 to January 2, 2019



3.0x
2.0x
2.0x
1.0x
Natural Exchange Ratio
2-year Average
1.8x
1.3x
Jan-17
Apr-17
Jul-17
Oct-17
Jan-18
Apr-18
Jul-18
Oct-18
Jan-19

Pre-Acquisition Celgene Analyst Price Targets Higher than Offer Price

September 3, 2018 to January 2, 2019



$130
$112
$94
$90
$50
Celgene Stock Price
Celgene Price Target
Offer Price as of 1/2/19
$105
$102.43
$67
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19

Source: Capital IQ
Notes
1. Not burdened by stock-based compensation
2. Defined as Celgene stock price divided by Bristol-Myers stock price

Roadmap to Completion

Transaction remains on track to close in Q3 2019

- **Jan 3** – Transaction announced
- **Feb 1** – Preliminary registration / "joint" proxy statement filed with SEC
- **Apr 12** – BMS and Celgene special shareholders' meetings scheduled to approve transaction
- **Jul 1 – Sep 30** – *Remaining regulatory approvals expected to be obtained; transaction closes*

Timeline assumes efficient SEC review process of registration / "joint" proxy statement

Appendix

Deep and Broad Combined Pipeline

	Phase III	Phase I/II			
Oncology: IO/Solid Tumors	Relatlimab (anti-LAG3) NKTR-214 (PEG-IL2) IDO inhibitor Marizomib (proteasome inhibitor)	Cabiralizumab (anti-CSF1R) BET Inhibitor	Anti-CTLA-4 Probody EP4 antagonist CCR2/5 dual antagonist anti-CTLA-4 NF anti-CD73 anti-TIM3 anti-IL8	NLRP3 agonist Anti-ICOS Anti-TIGIT NG-348 (CD80/CD3 oncolytic virus) Ulocuplumab (anti-CXCR4) JTX-2011 (anti-ICOS) MSC-1 (anti-LIF)	Etigilimab (anti-TIGIT) CC-90010 (BET inhibitor)[1] CC-90011 (LSD1 inhibitor)[1] AG-270 (MTAP inhibitor)[1]
Oncology: Hematology	Luspatercept (activin receptor fusion protein) Fedratinib (JAK2 inhibitor) CC-486 (DNA methylase inhibitor) bb2121 (BCMA CAR-T) JCAR017 (CD19 CAR-T)		TRPH-222 (CD22 ADC) GEM333 (CD33 bispecific) CC-90009 (CELMoD) FT-1101 (BET inhibitor)	JCAR017 (CD19 CAR-T) CC-220 (CELMoD) CC-93269 (BCMA TCE)	bb21217 (BCMA CAR-T) JCARH125 (BCMA CAR-T) CC-92480 (CELMoD) CC-90002 (anti-CD47)[1]
Immunology / Inflammation	TYK2 Inhibitor Ozanimod (S1P modulator)	BTK inhibitor RPC-4046 (anti-IL13) CC-220 (CELMoD)	TYK2 Backup RoRγT agonist TLR 7/8 antagonist	S1P1 agonist BTK Max (Bruton's tyrosine kinase inhibitor)	CC-90006 (anti-PD1) CC-99677 (MK2 inhibitor) CC-92252 (IL2 mutein)
Cardiovascular / Fibrotic Diseases		Nitroxyl Donor Factor XIa Inhibitor	APJ agonist FPR-2 agonist		
		MGAT$_2$ combo PEG-FGF21 HSP47 CC-90001 (JNK1 inhibitor)	LPA1 antagonist		

Note:
1. In development for solid tumors and hematology

Bristol-Myers Squibb | Celgene